UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:  December 31, 2008

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

deltathree, Inc.
Full Name of Registrant

Former Name if Applicable

419 Lafayette Street
Address of Principal Executive Office (Street and Number)

New York, N.Y. 10003
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the period ended December 31, 2008 (the “Form 10-K”) by the filing deadline of March 31, 2009, because it was unable to complete the preparation of management’s assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Registrant undertakes to file the Form 10-K as soon as practicable, and expects to file it by April 15, 2009.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter Friedman	(212)	500-4850
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its revenues for the period ended December 31, 2008, will be approximately $20.1 to $20.3 million compared to $29.5 million for the period ended December 31, 2007, and that both its loss from operations and net loss for the period ended December 31, 2008, will be approximately $11.5 to $12.0 million compared to $9.6 million and $9.3 million, respectively, for the period ended December 31, 2007.  The decrease in revenues, and the increase in loss from operations and net loss, was primarily due to (i) a significant decline in sales in each of the Registrant’s reseller, service provider and consumer divisions, (ii) costs and expenses incurred in the restructuring that the Registrant effected in 2008, (iii) write-offs of certain assets of approximately $3.6 million and (iv) an adjustment of deferred revenues of approximately $0.6 million.

Results for the fiscal year ended December 31, 2008 remain subject to further adjustment, and actual results may differ from the foregoing estimates.

deltathree, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 1, 2009	By:	/s/ Peter Friedman
Peter Friedman
General Counsel